    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 1997.


                                                      REGISTRATION NO. 333-20569
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       GENERAL DATACOMM INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     06-0853856
       (STATE OR OTHER JURISDICTION OF                        (IRS EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                             1579 STRAITS TURNPIKE
                       MIDDLEBURY, CONNECTICUT 06762-1299
                                 (203) 574-1118

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             HOWARD S. MODLIN, ESQ.
                      WEISMAN CELLER SPETT & MODLIN, P.C.
                   445 PARK AVENUE, NEW YORK, NEW YORK 10022
                                 (212) 371-5400
(NAME, ADDRESS AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE).

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION DATED MARCH 20, 1997


PROSPECTUS

                       GENERAL DATACOMM INDUSTRIES, INC.

    800,000 SHARES OF 9% CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                          (PAR VALUE, $1.00 PER SHARE)

$20,000,000 PRINCIPAL AMOUNT OF 9% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006

          1,465,201 SHARES OF COMMON STOCK (PAR VALUE, $.10 PER SHARE)


     This Prospectus relates to the offering of the following securities (collectively the "Securities") consisting of 800,000 shares of 9% Cumulative Convertible Exchangeable Preferred Stock, par value $1.00 per share, (the "9% Preferred Stock") of General DataComm Industries, Inc., a Delaware corporation ("GDC" or the "Company"), the $20,000,000 aggregate principal amount of 9% Convertible Subordinated Debentures due 2006 (the "Debentures") issuable upon exchange of the 9% Preferred Stock and presently 1,465,201 shares of Common Stock, par value $.10 per share, issuable upon conversion of the 9% Preferred Stock or the Debentures.



     The Preferred Stock was initially issued and sold on September 30, 1996 in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), to persons reasonably believed by the Company to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act) ("Rule 144A"), or an "Accredited Investor" (as defined in Rule 501 (a)(1),(2),(3), (5) or (7) under the Securities Act). The Securities may be offered and sold from time to time by the holders named herein (see "Plan of Distribution") (collectively, the "Selling Holders") pursuant to this Prospectus.



     Dividends on the 9% Preferred Stock are cumulative from the date of original issuance and payable quarterly in arrears commencing December 31, 1996 at an annual rate of 9% (equivalent to $2.25 per share per annum). The 9% Preferred Stock has a liquidation preference of $25.00 per share, plus accrued and unpaid dividends.



     Each outstanding share of the 9% Preferred Stock may be converted at any time at the option of the holder, at a conversion price of $13.65 per share or (approximately 1.8315 shares of Common Stock for each share of the 9% Preferred Stock), subject to adjustment in certain circumstances. On March 19, 1997 the closing price of the Common Stock (symbol "GDC") as reported on the New York Stock Exchange was $7.50 per share.

                                                        (Continued on next page)


     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" ON PAGES 7 TO 10.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               The date of this Prospectus                , 1997.

     The 9% Preferred Stock may not be redeemed prior to September 30, 1999. Thereafter, at any time, the 9% Preferred Stock is redeemable in whole or in part, at the Company's option, at the redemption price of $25.00 per share plus accumulated and unpaid dividends to the date fixed for redemption, except that the shares of 9% Preferred Stock are not redeemable on and after September 30, 1999 and prior to September 30, 2000 unless the closing price (as defined) of the Common Stock has equaled or exceeded 150% of the conversion price then in effect for at least 20 trading days within 30 consecutive trading days ending within five trading days before notice of redemption is mailed.



     The outstanding 9% Preferred Stock may be exchanged, in whole but not in part, at the option of the Company, for the Debentures on any dividend payment date beginning on September 30, 1998 at the rate of $25.00 principal amount of Debentures for each share of 9% Preferred Stock then outstanding; provided that all accrued and unpaid dividends, whether or not declared, on the 9% Preferred Stock to the date of exchange have been paid or set aside for payment and certain other conditions are met. The Debentures, if issued, will bear interest payable semiannually, will be subordinated to all bank debt and other Senior Indebtedness as defined herein, and will have the terms and conditions set forth in "Description of Debentures".



     If at any time there occurs a Change in Control (as defined herein), each holder of the 9% Preferred Stock or the Debentures if issued in exchange therefor, shall have the right for a limited period to require the Company to repurchase such Securities, at a repurchase price for the 9% Preferred Stock of the redemption price of $25.00 per share, plus accrued and unpaid dividends, and at a repurchase price for the Debentures of their principal amount, plus accrued and unpaid interest. The Company may satisfy its repurchase obligations upon a Change in Control through the issuance of shares of Common Stock (valued at the Market Price as defined herein).


     Application has previously been made for the 9% Preferred Stock and the Debentures issuable upon exchange thereof to be designated as eligible for trading in the National Association of Securities Dealers, Inc. Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market.


     The Selling Holders will receive all of the net proceeds from the sale of the 9% Preferred Stock, the Debentures and the shares of Common Stock issuable upon conversion of the 9% Preferred Stock or Debentures and will pay any and all underwriting discounts and selling commissions applicable to the sale of such securities. The Registration Statement on Form S-3 of which this Prospectus is a part has been filed with the Securities and Exchange Commission (the "SEC" or the "Commission") pursuant to the Company's obligations under a registration rights agreement dated as of September 30, 1996 (the "Registration Rights Agreement") among the Company and the Selling Holders. The Company is responsible for payment of all other expenses incident to the registration of the Securities registered hereunder (excluding personal legal and accounting fees of the Selling Holders).


     The Selling Holders and any broker-dealers, agents or underwriters which participate in the distributions of the securities offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them or purchases by them of such securities at a price less than the initial price to the public may be deemed to be underwriting commissions or discounts under the Securities Act.


     It is estimated that the aggregate amount of fees and expenses payable by the Company in connection with the registration of the securities offered hereby will be approximately $80,000. The Company intended to keep the Registration Statement effective for a period of three years following the initial issuance of shares of 9% Preferred Stock on September 30, 1996. However, effective April 29, 1997 the three-year holding period required by Rule 144(k) under the Securities Act ("Rule 144") will be shortened to two years, and accordingly, the Registration Statement will be kept effective for such shorter period.


     THIS PROSPECTUS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. SUCH STATEMENTS REFLECT SIGNIFICANT ASSUMPTIONS AND SUBJECTIVE JUDGMENTS BY THE COMPANY'S MANAGEMENT CONCERNING ANTICIPATED RESULTS. THESE ASSUMPTIONS AND JUDGMENTS MAY OR MAY NOT PROVE TO BE

CORRECT. MOREOVER, SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF SUCH RISKS, SEE "RISK FACTORS." INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OCCURRING OR CIRCUMSTANCES ARISING AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                             AVAILABLE INFORMATION

     GDC is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 6066l-25ll. Copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission, including the Company, at http:// www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information regarding the Company can also be inspected at the offices of such Exchange. In addition, the Company has agreed, for so long as any of the 9% Preferred Stock or Debentures or Common Stock issuable upon conversion thereof remain outstanding, to make available to any prospective purchaser of the 9% Preferred Stock, Debentures or Common Stock issuable upon conversion thereof or beneficial holder of the 9% Preferred Stock, Debentures or Common Stock issuable upon conversion thereof in connection with any sale thereof, the information required by Rule 144A(d)(4) until three years (or shorter period if the holding period under Rule 144 is shortened) after the issuance of such 9% Preferred Stock.

     This Prospectus forms a part of a registration statement on Form S-3 (herein, together with all exhibits thereto referred to as the "Registration Statement"), filed by the Company with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, the Company's Quarterly Form 10-Q for the quarter ended December 31, 1996 and proxy statement on Schedule 14A dated December 10, 1996, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in and made a part of this Prospectus.


     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such documents.

     Any statement contained in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each prospective purchaser to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents) and any other information requested thereby as described above under "Available Information". Such written or oral request should be directed to General DataComm Industries, Inc. at its principal executive office, 1579 Straits Turnpike, Middlebury, Connecticut, 06762-1299, Attention: Vice President, Business Development (telephone number 203-574-1118).

                               PROSPECTUS SUMMARY

     This summary does not purport to be complete and is qualified in its entirety by reference to the detailed information and consolidated financial information appearing elsewhere in this Prospectus, or incorporated by reference herein. Terms not defined in this Summary are defined elsewhere herein.

                                  THE COMPANY

     GDC is a leading worldwide provider of wide area networking and telecommunications products incorporated in 1969 under the laws of Delaware. The Company sells and leases its products through its own worldwide sales and service organizations, as well as through distributors, value-added resellers and system integrators.

     GDC's customer base includes: Local Exchange Carriers including all seven Regional Bell Operating Companies, Bell Canada and GTE; Competitive Access Providers including MFS Datanet; Interexchange Carriers including AT&T, MCI and Sprint; corporate end users such as American Airlines, Citicorp, EDS, Chrysler, Amoco, Hitachi and Hong Kong & Shanghai Bank; government entities including the British Ministry of Defense, the French Ministry of State, NASA, the U.S. State Department and many state and local governments; and international communication carriers such as Impsat (Argentina and Colombia), Telefonos de Mexico, France Telecom and Deutsche Telekom (of Germany), and suppliers of central office switching equipment such as Lucent Technologies, LM Ericsson and DSC Communications Corporation.


                           GLOSSARY OF PRODUCT TERMS



     The following is a brief explanation of product terms used in the Section entitled "Risk Factors".



     Traditional analog modem and digital data set product lines. A modem accepts a digital signal from a terminal device (such as personal computer) and transforms the signal into an analog signal for transmission over a telecommunications line. At the destination location, another modem receives the analog signal and transforms it back to a digital signal for presentation to its associated terminal device. GDC has been producing modems since 1970. Its "traditional" analog modems operate at lower speeds up to 19,200 bits per second
(bps), or also described as 19.2 Kilobits per second (Kbps).



     Digital data sets are telecommunications devices which connect to a terminal, such as a personal computer, accepting a digital signal from that terminal device and transmitting it in digital form over a telecommunications line to a nearby central office. Digital data sets provide more error free transmission than do analog modems, but their range is limited to a few miles, typically connecting a subscriber premise to the nearest telephone central office. Traditional digital data sets operate at speeds up to 64 Kbps and have no network management capability.



     High-speed network-management digital data sets. High speed refers to speeds greater than 128 Kbps; typical devices operate at 768 Kbps and 1.544 Megabits per second (million bits per second) (Mbps). "Network managed" refers to the capability for the data set connected on the line to be able to provide information to a management station about the operational status of the data sets and associated lines.



     ATM cell switches. ATM (Asynchronous Transfer Mode) is a technology whereby information from a source such as a computer is formatted into standard length cells, each consisting of multiple bits of information, which are forwarded through a network to a destination. ATM switches are devices which accept communication traffic in cell format, and switch the cells to an outbound circuit for onward transmission to their ultimate destination. Some ATM cell switches, including GDC's, have the ability to accept traffic in its native format and convert it into ATM cells (a process called "adaptation") as well as performing the cell switching function. ATM cell switches for central offices are especially packaged to meet the environmental and power system requirements of telephone company central office environments.

     Advanced Network Access product line. Network access products are communication devices which enable transport of voice and data traffic over the local telephone line which runs from a subscriber's premises to a telephone company central office. They provide "Access" to the network backbone for the subscriber. "Advanced Network Access" is a GDC term for its family of transmission products. These comprise the newer high speed network managed digital data sets, access multiplexers and analog modems operating at speeds of
28.8 Kpbs and higher.



     Access multiplexers. Multiplexers reduce the number of telecommunication lines which are required by the customer for the transmission of data. A multiplexer accepts multiple data signals at one end of a multiplexing subsystem and consolidates the multiple signals for transmission over a single telecommunication line; at the other end of the telecommunication line another multiplexer receives the consolidated signal and separates it back into multiple signals.



     Access multiplexers as provided by GDC are of two types. The first type is typically located at the customer premises and accepts voice and data signals which are consolidated into one or two local lines for connection to the nearest central office. The second type is typically located in a service provider office and consolidates multiple signals transmitted from multiple subscribers over local telecommunication lines using individual low or high speed digital data sets at the subscriber premises.



     Networking Multiplexer equipment. These are multiplexers which are used in the core of a network. They typically have multiple trunk circuits that connect to two or more other nodes in the same network. They will also accept connections of local loops from access equipment located at a remote subscriber premises.



     Enterprise networks. This term is applied to private networks which are built by business enterprises to support their internal communication needs.



     Wide Area Network (WAN) ATM products. A wide area network is a communication network which extends beyond the boundary of a single building or a campus environment. Wide area network ATM products are ATM switches of various capabilities (5 Gigagbits per second, 10 Gbps, 20 Gbps, etc.) and have sophisticated networking capabilities to accommodate cell set up and tear down and control network congestion. Because of these features, wide area network ATM switches are more expensive than local area network ATM switches.



     Local Area Network (LAN) ATM products. A local area network typically provides communications within a single user work group or within a single building. Local area network ATM products tend to be lower cost and have lower functionality than wide area network products. Products would include switches and network interface cards which plug into workstations or personal computers.

                                  RISK FACTORS

CONTINUING LOSSES


     The Company has sustained net losses for the past nine quarters ending December 31, 1996. There can be no assurance as to when the Company will achieve net income. If the Company continues to sustain losses it may not be in compliance with relevant covenants in its bank revolving credit and security agreement and if a waiver or amendment is not obtained, the Company may be unable to borrow funds under such agreement. In such case the Company will be required to seek other financing to fund its operations and there can be no assurance the Company will be able to obtain such financing, or if obtained, on terms deemed favorable by management.


FUTURE SALES DEPENDENT ON SHIFT IN PRODUCT MIX

     The Company's product mix is still shifting from its traditional analog modem and digital data set product lines, to high-speed network-managed digital data sets, advanced network access products and ATM cell switches. In the Company's Advanced Network Access product line, sales of analog modems and non-managed digital data sets are declining while sales of high-speed, network-managed digital data sets and access multiplexers are increasing. The markets for the Company's traditional analog products are mature and generally declining and have corresponding decreasing prices. For fiscal 1996, Advanced Network Access product sales accounted for approximately 46% of net product sales, as compared to approximately 49% in fiscal 1995. Sales of Networking Multiplexer equipment declined from approximately 35% of total product sales in fiscal 1995 to 30% in the fiscal 1996, due primarily to changes in networking technology being used in enterprise networks. Revenues from ATM switches and related products accounted for approximately 15% of net product sales in fiscal 1995 and grew to 24% of sales in fiscal 1996. The ability of the Company to maintain or increase revenues during the next several years may be dependent upon sales of its ATM cell switches and expansion of its access multiplexer product line.

IMMATURITY OF ATM MARKET AND ATM PRODUCTS

     Although many network equipment suppliers have introduced ATM-based products, the ATM market is still in the "early adopter" phase of its development. There are two distinct market segments: Wide Area Network (WAN) ATM products and Local Area Network (LAN) ATM products. The Company's ATM products are more oriented to WAN applications, while the majority of revenue recognized by the industry to date has been in LAN products. While ATM technology is being deployed, the timing and extent of any broad deployment cannot be predicted. Certain other large-scale telecommunications technology "breakthroughs", such as ISDN, have taken longer to be deployed than originally anticipated.

     Even with general market acceptance of ATM technology, the Company's ATM cell switches may not be accepted. Although a number of telecommunications carriers and corporations are implementing the Company's ATM switches, these entities are not obligated to continue to purchase any of GDC's switches. Moreover, there already is intense competition among ATM switch manufacturers, and the ATM market will be subject to both rapid advances in technology and greater demand for more flexible, cost-effective solutions. In addition, the success of the Company's ATM switching technology is dependent on the adequacy of the Company's manufacturing and support services capabilities.

COMPETITION

     Each of the segments of the telecommunications and networking industries is intensely competitive. Many of GDC's current and prospective competitors have greater name recognition, a larger installed base of networking products, more extensive engineering, manufacturing, marketing, distribution and support capabilities and greater financial, technological and personnel resources.

     Many of the participants in the networking industry, including, among others, ADC Telecommunications, Bay Networks, Cascade Communications, Cisco, ECI Telecom, FORE Systems and Newbridge Networks, and certain participants in the computer industry, including, among others, DEC and IBM, have introduced, or have announced their intention to develop, ATM networking products. Other companies are expected to follow. In addition, traditional suppliers of central office switching equipment, such as Alcatel, Lucent Technologies, DSC Communications Corporation, Fujitsu, Hitachi, LM Ericsson, Northern Telecom and Siemens, are expected to offer ATM-based switches for central offices. Companies may also develop alternative network solutions to ATM. Even though certain of these ATM competitors currently offer or plan to offer ATM products in markets in which the Company does not plan to compete, it is possible that such competitors will develop ATM technology that does compete with the Company's products. This competition could result in the same intense price competition that is present in the broader networking market.

RAPID TECHNOLOGY CHANGES

     The markets for the Company's products are characterized by rapid technological development, evolving industry standards, emerging network architectures and frequent new product introductions. Rapid technological development substantially shortens product life cycles and may lead to technological obsolescence. The Company's success will depend, in part, upon its ability to influence the development of industry standards, to enhance and expand existing products and to select, develop, manufacture and market, in a timely, cost-effective manner, new products that achieve market acceptance. Moreover, announcements of product enhancements or new product offerings may cause customers to defer purchasing existing GDC products.

     In the ATM market, the development of comprehensive industry standards is evolving. The Company believes that its ability to compete successfully in the ATM market is also dependent upon the compatibility and interoperability of its products with products and architectures of other vendors. The Company anticipates adding various features to its ATM cell switches in the future but there can be no assurances that GDC will be able to effect such product enhancements or that it will be able to do so on a timely and cost-effective basis. In the past, the Company has on occasion experienced delays in its introductions of product enhancements and new products.

MANUFACTURING AND SUPPORT SERVICES CAPABILITY

     Any delay or interruption in the manufacturing or customer service and support of GDC products could adversely affect market acceptance of the Company's products. As features and/or enhancements are added to the Company's ATM switches software errors, functional limitations and manufacturing problems may arise. If such issues are not resolved in a timely and adequate manner upon occurrence, customer acceptance of GDC's ATM switches may be adversely affected.

RELIANCE ON KEY COMPONENTS

     The Company's products use certain components, such as microprocessors, memory chips and preformed enclosures, that are acquired or available from one or a limited number of sources. The Company has generally been able to procure adequate supplies of these components in a timely manner from existing sources. However, the Company's inability to obtain a sufficient quantity of these components as required, to obtain components with the requisite technical capabilities, or to develop alternative sources at acceptable prices and within a reasonable time, could result in delays or reductions in product shipments which could materially affect the Company's operating results.

QUARTERLY EARNINGS FLUCTUATIONS

     The Company's quarterly operating results may vary significantly depending on various factors, some of which are not within the control of the Company. Additionally, as is the case with many high technology companies, a significant portion of the Company's shipments typically occurs in the last few weeks of a quarter. As a result, the Company's revenues may shift from one quarter to the next, having a significant effect on reported results.

VOLATILITY OF STOCK PRICE

     The trading price of the Common Stock has fluctuated widely in response to quarter-to-quarter operating results, industry conditions, awards of orders to the Company or its competitors, new product or product development announcements by the Company or its competitors, and changes in earnings estimates by analysts. Any shortfall in revenue or earnings from expected levels could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in any given period. In addition, the volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stock of high technology companies independent of their individual operating results.

INTERNATIONAL OPERATIONS

     Approximately 46% of the Company's revenues in fiscal 1996 were from international operations and the Company is seeking to expand its international presence. Sales by the Company's foreign subsidiaries are denominated in foreign currencies. All other international sales are denominated in U.S. dollars. In addition, a number of the Company's products, or components thereof, are manufactured abroad. Economic, political, business and military conditions in certain countries present operational risks that are greater than those in the United States. Revenues generated in foreign currencies also present currency exchange and repatriation risks. The Company currently does not use any type of derivatives to minimize such risks. From time to time, the Company's financial results have been affected unfavorably by fluctuations in currency exchange rates. The Company experienced a loss of $325,000 in fiscal 1996 due to currency exchange fluctuations and future unfavorable fluctuations in currency exchange rates may have an adverse impact on the Company's revenues and operating results.

HOLDING COMPANY STRUCTURE; RANKING

     The Company is a holding company that conducts substantially all of its operations through subsidiaries, and its ability to make debt service payments is dependent on the operations of its subsidiaries. The 9% Preferred Stock is effectively subordinated to all existing and future secured indebtedness of the Company and to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon the retention and attraction of executive officers and key management employees and technical personnel, including Charles P. Johnson, Chairman of the Board and Chief Executive Officer and Ross Belson, President and Chief Operating Officer. Mr. Johnson is a founder of the Company. Neither of these executives has an employment agreement with the Company.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock, thus making it less likely that a shareholder will receive a premium in any sale of shares. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Moreover, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, making it more difficult for a third party to gain control of GDC's Board. In addition, the holders of the Company's Class B Stock have, under certain circumstances, greater voting power in the election of directors. As of December 10, 1996, Mr. Charles P. Johnson, Chairman of the Board and Chief Executive Officer of GDC, who owns 20,000 Shares of the 9% Preferred Stock, and all directors and executive officers of GDC as a group, beneficially own, directly or indirectly, 67.1% and 9l.7%, respectively, of the Company's Class B Stock. Since the holders of Common Stock and Class B Stock vote separately as a class on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law, Mr. Johnson individually and the executive officers and directors as a group could veto any such transactions. See "Description of Capital Stock".

RESTRICTIONS ON PAYMENT OF DIVIDENDS


     The Company has never declared or paid any cash dividends on its Common and Class B Stock. In addition, the terms of the Company's revolving credit and security agreement prohibit the Company from paying cash dividends on its Common Stock, Class B Stock or any class of Preferred Stock. However, pursuant to an amendment to such credit and security agreement and the relevant covenants included therein, the Company is permitted to pay cash dividends with respect to the 9% Preferred Stock so long as the Company is not in default under such agreement. As a result, it is not anticipated that cash dividends, other than those payable on the 9% Preferred Stock, will be paid in the foreseeable future. If the Company continues to sustain losses, it may not be in compliance with relevant covenants in such agreement and may be unable to pay dividends without an amendment or waiver of such covenants. See "Description of Capital Stock".


                                USE OF PROCEEDS

     The Selling Holders will receive all of the net proceeds from any sale of the 9% Preferred Stock, the Debentures and the shares of Common Stock issuable upon conversion of the 9% Preferred Stock or Debentures, and accordingly, the Company will receive none of the proceeds from the sales thereof.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                THREE MONTHS ENDED
                                       FISCAL YEARS ENDED SEPTEMBER 30,            DECEMBER 31,
                                      -----------------------------------       ------------------
                                        1994           1995        1996          1995       1996
                                      --------       --------    --------       -------    -------
                                                                                   (UNAUDITED)
REVENUES
  Net product sales.................  $169,958       $178,092    $189,019       $48,217    $48,220
  Service revenue...................    34,245         37,110      39,022         9,956      9,485
  Lease revenue.....................     6,787          5,991       7,088         1,626      1,338
                                      --------       --------    --------       -------    -------
                                       210,990        221,193     235,129        59,799     59,043
COSTS AND EXPENSES:
  Cost of product sales.............    76,854         85,406      90,194        22,918     23,117
  Inventory write-down and other
     items..........................        --          7,600          --            --         --
  Amortization of capitalized
     software development costs.....     9,735         11,500      11,600         2,600      3,000
  Cost of services..................    22,861         23,993      26,350         6,964      6,789
  Cost of lease revenue.............       882            836         856           216        138
  Selling, general and
     administrative.................    79,921         88,232      86,734        21,445     21,449
  Research and product
     development....................    20,076         28,244      34,121         7,690      9,673
                                      --------       --------    --------       -------    -------
                                       210,329        245,811     249,855        61,833     64,166
Operating income (loss).............       661        (24,618)    (14,726)       (2,034)    (5,123)
Other income (expense):
  Interest, net.....................    (3,780)        (2,355)     (2,051)         (437)      (339)
  Other, net........................       249            493         807(3)       (120)      (112)
                                      --------       --------    --------       -------    -------
                                        (3,531)        (1,862)     (1,244)         (557)      (451)
(Loss) before income taxes and
  cumulative effect of accounting
  changes...........................    (2,870)       (26,480)    (15,970)       (2,591)    (5,574)
Income tax provision (benefit)......      (975)(1)      1,150       1,200           300        100
                                      --------       --------    --------       -------    -------
(Loss) before cumulative effective
  of accounting changes.............    (1,895)       (27,630)    (17,170)       (2,891)    (5,674)
Cumulative effect of changes in
  accounting for post-retirement and
  post-employment benefits..........      (433)(2)         --          --            --         --
                                      --------       --------    --------       -------    -------
Net (Loss)..........................  $ (2,328)      $(27,630)   $(17,170)      $(2,891)   $(5,674)
                                      ========       ========    ========       =======    =======
(LOSS) PER SHARE:
  (Loss) before cumulative effect of
     accounting changes.............  $  (0.11)(1)   $  (1.40)   $  (0.83)(3)   $ (0.14)   $ (0.29)
  Cumulative effect of changes in
     accounting for post-retirement
     and post-employment benefits...     (0.03)(2)         --          --            --         --
                                      --------       --------    --------       -------    -------
(Loss) per share....................  $  (0.14)      $  (1.40)   $  (0.83)(3)   $ (0.14)   $ (0.29)(4)
                                      ========       ========    ========       =======    =======

                                                     AT SEPTEMBER 30,          AT DECEMBER 31,
                                                    -------------------     ---------------------
                                                     1995        1996         1995         1996
                                                    -------     -------     --------     --------
                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................    $18,443     $26,264     $ 14,157     $ 17,705
  Receivables...................................     43,033      39,828       40,626       42,897
  Inventories...................................     44,958      44,588       43,174       43,609
  Total assets..................................    198,388     205,054      190,894      199,001
  Long-term debt, including current portion.....     36,033      29,314       27,660       28,809
  Stockholders' equity..........................    l17,085     122,186      114,369      116,800


---------------
(1) Includes an income tax benefit of $1,700, or $0.10 per share, resulting from the resolution of a foreign tax issue.

(2) Represents after-tax charges of $(433), or $(0.03) per share, as a result of the adoption of Statements of Financial Accounting Standards Nos. 106 and 112 relating to post-retirement and post-employment benefits, respectively.

(3) Includes a $1.0 million, or $0.05 per share, gain from the sale of real estate.


(4) Loss per share for the three months ended December 31, 1996 includes $(0.02) loss per share reflecting the impact of $450,000 paid for preferred stock dividends.

                                SELLING HOLDERS


     The 9% Preferred Stock was issued and sold September 30, 1996 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Company to be "qualified institutional buyers" (as defined by Rule 144A) or an Accredited Investor as defined in Rule 501(a)1)(2)(3)(5) or (7) under the Securities Act. The 9% Preferred Stock, along with the Debentures issuable upon exchange of the 9% Preferred Stock and the shares of Common Stock issuable upon conversions of the Preferred Stock or the Debentures, may be offered and sold from time to time by the Selling Holders pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the SEC pursuant to the Registration Rights Agreement.


     The Registration Statement has been filed pursuant to Rule 415 under the Securities Act to afford the holders of the securities offered hereby the opportunity to sell such securities in a public transaction rather than pursuant to an exemption from the registration and prospectus delivery requirements of the Securities Act.

     The following are the current Holders and Selling Holders:


                                                                                              AMOUNT
                                                          NUMBER OF SHARES                   REMAINING
                                                         OF PREFERRED STOCK                    AFTER
                  NAME AND ADDRESS                              HELD            OFFERED      OFFERING
-----------------------------------------------------    ------------------     -------     -----------
Catholic Mutual Relief Society.......................            7,000            7,000           -0-
  4223 Center Street
  Omaha, NE 68105
Catholic Mutual Relief Society of....................            8,000            8,000           -0-
America Pension Plan
  4223 Center Street
  Omaha, NE 68105
Cincinnati Insurance Company.........................           40,000           40,000           -0-
  6200 South Gilmore Road
  Fairfield, OH 45014
Connor Clarke & Company Ltd..........................           39,950           39,950           -0-
  40 King Street West
  Toronto, Ontario M5H3Y2
Dean Witter Convertible Securities Trust.............           70,000           70,000           -0-
  2 World Trade Center
  New York, NY 10048
Dean Witter Income Builder Fund......................           50,000           50,000           -0-
  2 World Trade Center
  New York, NY 10048
D.E. Shaw Investments, L.P...........................          120,000          120,000           -0-
  120 West 45th Street
  New York, NY 10036
1st Delta Securities, Inc............................           29,000           29,000           -0-
  20 Queen Street West
  West Toronto, Ontario M5H 3R3
Highbridge Capital Corp..............................           26,450           26,450           -0-
  P.O. Box 30554
  Seven Mile Beach
  Grand Cayman Islands
  British West Indies
Charles P. Johnson...................................           20,000              -0-        20,000
  General DataComm Industries, Inc.
  1579 Straits Turnpike
  Middlebury, CT 06762-1299

                                                                                              AMOUNT
                                                          NUMBER OF SHARES                   REMAINING
                                                         OF PREFERRED STOCK                    AFTER
                  NAME AND ADDRESS                              HELD            OFFERED      OFFERING
-----------------------------------------------------    ------------------     -------     -----------
Ohio National Fund, Inc. Equity......................           24,000           24,000           -0-
  One Financial Way
  Cincinnati, Ohio 45242
Ohio National Fund, Inc. Omni........................           16,000           16,000
  One Financial Way
  Cincinnati, Ohio 45242
Paloma Securities L.L.C..............................           51,000           51,000           -0-
  Two American Lane
  Greenwich, CT 06836-2571
Tiedemann McCabe Global Telecom Ltd..................           10,000           10,000           -0-
  535 Madison Avenue
  New York, NY 10022-4212
Primerica Life Insurance Company.....................           40,000           40,000           -0-
  3160 Breckenridge Blvd.
  Duloth, GA 30199
Smith Barney Global Horizons Select Value Fund.......           15,000           15,000           -0-
  388 Greenwich Street
  New York, NY 10013
Smith Barney Growth Opportunity Fund.................           40,000           40,000           -0-
  388 Greenwich Street
  New York, NY 10013
Smith Barney Series Fund Total Return Portfolio......          100,000          100,000           -0-
  388 Greenwich Street
  New York, NY 10013
The Travelers Indemnity Company......................           40,000           40,000           -0-
  One Tower Square
  Hartford, CT 06183
ValueLine Convertible Fund...........................           20,000           20,000           -0-
  220 East 42nd Street
  New York, NY 10017
Zazove Convertible Fund, L.P.........................           25,000           25,000           -0-
  800 Southwood Boulevard
  Incline Village, NV 8945l



     A supplement will be filed to the Prospectus at such time as Mr. Charles P. Johnson and the holder(s) of the remaining 8,600 shares desire to sell all of their shares pursuant to this Prospectus. None of the holders has any relationship to the Company except Mr. Charles P. Johnson, who is Chairman of the Board and Chief Executive Officer. If required, the names of any agents or underwriters involved in the sale of the Securities in respect of which this Prospectus is being delivered, along with any applicable agent's commission, dealer's purchase price or underwriter's discount, will be set forth in any accompanying supplement to this Prospectus (the "Prospectus Supplement"). Furthermore, information concerning Selling Holders set forth herein may change from time to time, and the changes will be set forth in such a Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company will receive no proceeds from this offering. The 9% Preferred Stock, Debentures and Common Stock (collectively "Securities") offered hereby may be sold by the Selling Holders from time to time in transactions on PORTAL or the over-the-counter market (or the New York Stock Exchange with respect to the Common Stock) in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Holders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Holders and/or the purchasers of the Securities for which such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Holders and any broker-dealers or agents that participate with the Selling Holders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities of the Company for specified periods prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M and Rules 101, 102 and 104 thereunder, which provisions may limit the timing of purchases and sales of shares of the Company's Securities by the Selling Holders.


     The Company has agreed to indemnify the Selling Holders against certain civil liabilities in connection with the Registration Statement, including certain liabilities under the Securities Act.


                       DESCRIPTION OF 9% PREFERRED STOCK


     Under the Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), the Company is authorized to issue up to 3,000,000 shares of preferred stock, $1.00 par value per share. Preferred stock is issuable in one or more series, each with designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors of the Company may determine in resolutions providing for its issuance.


     The Board of Directors has adopted resolutions creating and authorizing the issuance of up to 800,000 shares of 9% Preferred Stock. The 9% Preferred Stock has a liquidation preference of $25.00 per share and ranks as to dividends and liquidation prior to the Common Stock. The 9% Preferred Stock is fully paid and nonassessable. Holders of 9% Preferred Stock do not have any preemptive rights. The 9% Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire such stock. Unless converted, redeemed or exchanged, the 9% Preferred Stock will remain outstanding indefinitely.



     The following is a brief description of the 9% Preferred Stock which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation, and to the Certificate of the Powers, Designation, Preferences, Rights and Limitations of 9% Cumulative Convertible Exchangeable Preferred Stock of General DataComm Industries, Inc. (the "Certificate of Designation"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

DIVIDEND RIGHTS

     Holders of shares of 9% Preferred Stock will be entitled to receive, when, if and as declared by the Board of Directors of the Company out of funds of the Company legally available for payment, cash dividends at the annual rate of 9% or $2.25 per share. Dividends are payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing December 31, 1996, except that if any such date is not a business day in New York City then such dividend shall be payable on the next such succeeding business day (each such date on which a dividend is payable is a "Dividend Payment Date"). Dividends on the 9% Preferred Stock will be cumulative from the date of original issue. Dividends will be payable to holders of record of the 9% Preferred Stock as they appear on the books of the transfer agent of the Company on such respective dates as may be fixed by the Board of Directors of the Company in advance of the payment of each particular dividend, provided that holders of shares of 9% Preferred Stock called for redemption on a redemption date falling between a dividend payment record date and the Dividend Payment Date shall, in lieu of receiving such dividend payment on the Dividend Payment Date fixed therefor, receive such dividend payment together with all other accrued and unpaid dividends, if any, on the date fixed for redemption (unless such holders convert such shares in accordance with the Certificate of Designations, in which case such holders will receive such payment on the corresponding Dividend Payment
Date); see "-- Conversion Rights" below. Dividends payable on the 9% Preferred Stock for the initial dividend period and dividends payable for any period shorter or longer than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accumulations of dividends will not bear interest.

     So long as the 9% Preferred Stock is outstanding, the Company may not declare or pay any dividend on Common Stock or other stock ranking junior to or on a parity with the 9% Preferred Stock or acquire Common Stock or any other stock ranking junior to or on a parity with the 9% Preferred Stock (except by conversion into or exchange for stock of the Company ranking junior to the 9% Preferred Stock), unless the full cumulative dividends on the 9% Preferred Stock have been paid, or contemporaneously are declared and paid, through the last Dividend Payment Date. Should dividends not be paid in full on the 9% Preferred Stock, and any other preferred stock ranking on a parity as to dividends with the 9% Preferred Stock, all dividends declared on the 9% Preferred Stock and any other preferred stock ranking on a parity as to dividends with the 9% Preferred Stock will be declared pro rata, so that the amount of dividends declared per share on the 9% Preferred Stock and such other preferred stock will bear to each other the same ratio that accumulated dividends per share on the shares of 9% Preferred Stock and such other preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the 9% Preferred Stock which may be in arrears.

     Under Delaware law, the Company may declare and pay dividends or make other distributions on its capital stock only out of surplus, as defined in the Delaware General Corporation Law or, in case there is no surplus, out of its net profits for the fiscal year in which the dividend or distribution is declared and/or the prior fiscal year. No dividend or distribution may be declared, paid or made if the Company is or would be rendered insolvent by virtue of such dividend or distribution, or if such declaration, payment or distribution would contravene the Certificate of Incorporation.

     Pursuant to an amendment to the Company's revolving credit and security agreement and the relevant covenants therein, the Company is permitted to pay cash dividends on the 9% Preferred Stock, so long as the Company is not in default under such agreement.

CONVERSION RIGHTS


     The holders of the 9% Preferred Stock are entitled at any time to convert the shares of the 9% Preferred Stock into Common Stock at the conversion price of $13.65 per share, subject to adjustment as set forth below, except that, with respect to shares of the 9% Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the redemption or exchange date, unless the Company defaults in the payment of the redemption price, in the issuance of Debentures in exchange for the 9% Preferred Stock, or in the payment of the final dividend on the exchange date.

     Holders of shares of the 9% Preferred Stock at the close of business on a dividend payment record date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof following the close of business on such dividend payment record date and prior to the close of business on such Dividend Payment Date. However, shares of the 9% Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the close of business on the corresponding Dividend Payment Date (except shares of the 9% Preferred Stock called for redemption or exchange on a redemption date or exchange date) must be accompanied by payment of an amount equal to the dividend payment to be received on such Dividend Payment Date with respect to such shares of the 9% Preferred Stock presented for conversion; provided, however, that no such payment need be made if, at the time of conversion, dividends payable on the shares of the 9% Preferred Stock outstanding shall be in arrears for more than 30 days beyond the previous Dividend Payment Date. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

     No adjustment with respect to dividends on the 9% Preferred Stock or any dividend on the Common Stock issued upon conversion will be made upon conversion of shares of the 9% Preferred Stock.

     No fractional shares will be issued upon conversion and, in lieu thereof, an adjustment in cash will be paid based upon the closing price (as defined) of the Common Stock on the last trading day prior to the date of such conversion.

     The conversion price is subject to adjustment upon the occurrence of certain events, including (i) the subdivision or combination of outstanding shares of Common Stock; (ii) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (iii) the issuance of rights, options or warrants to holders of Common Stock entitling them to subscribe for or acquire shares of Common Stock (or securities convertible into or exchangeable for such shares) at less than the current Market Price per share (as defined in the Certificate of Designation) of Common Stock; and (iv) the distribution to holders of Common Stock of evidences of indebtedness or securities or assets (excluding cash dividends payable out of consolidated earnings or retained earnings or dividends payable in shares of Common Stock) or rights, options or warrants to subscribe for securities of the Company or any of its subsidiaries (other than those referred to above). No adjustment of the conversion rate will be required unless it would result in at least a 1% increase or decrease in the conversion rate; however, an adjustment not made is carried forward and taken into account in any subsequent adjustment. Issuances of options and securities convertible into Common Stock are deemed to be issuances of the underlying Common Stock for purposes of adjustments to the conversion price. Whenever the conversion price is adjusted, the Company shall promptly mail to holders of the 9% Preferred Stock a notice of adjustment briefly stating the facts requiring the adjustment and the manner of computing it.

     Subject to the applicable rights of the holders of the 9% Preferred Stock upon a Change in Control, in the case of any reclassification or change in the Common Stock (other than a change in par value or a subdivision or combination), any consolidation or merger of the Company with or into any other corporation (other than a merger in which the Company is the surviving corporation), or any sale or transfer of substantially all the assets of the Company, any holder of such 9% Preferred Stock will be entitled, after the occurrence of any such event, to receive on conversion the consideration that the holder would have received had he converted immediately prior to the occurrence of the event. If in connection with any such reclassification, consolidation, merger, sale, transfer, or share exchange each holder of shares of Common Stock is entitled to elect to receive either securities, cash or other assets upon completion of such transaction, the Company will provide or cause to be provided to each holder of the 9% Preferred Stock the right to elect to receive the securities, cash or other assets into which the 9% Preferred Stock held by such holder will be convertible after completion of any such transaction on the same terms and subject to the same conditions applicable to holders of Common Stock (including, without limitation, notice of the right to elect, limitations on the period in which such election will be made and the effect of failing to exercise the election). The above will similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

     The Company will reserve the right to make such adjustments in the conversion rate in addition to those required in the foregoing provisions as it shall determine to be advisable in order that certain stock-related distributions which may hereafter be made by the Company to its shareholders shall not be taxable to them.

     The Company will reserve and at all times keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the 9% Preferred Stock, such number of shares of its duly authorized Common Stock as will from time to time be sufficient to effect the conversion of all outstanding 9% Preferred Stock.

EXCHANGE

     The 9% Preferred Stock is exchangeable in whole, but not in part, at the sole option of the Company, for Debentures on any Dividend Payment Date on or after September 30, 1998 at a rate of $25.00 principal amount of the Debentures for each share of the 9% Preferred Stock. See "Description of Debentures". The Company may not exchange any shares of the 9% Preferred Stock unless full cumulative dividends have been paid or set aside for payment on the 9% Preferred Stock and on any preferred stock ranking as to dividends on a parity with the 9% Preferred Stock. The Company will mail written notice of the exchange to each holder of record of the 9% Preferred Stock not less than 30 nor more than 60 days prior to the exchange date at the address of such holder shown on the books of the Company.

     On and after the date of exchange of 9% Preferred Stock for Debentures, the 9% Preferred Stock will cease to accumulate dividends, will no longer be deemed to be outstanding and will represent only the right to receive the Debentures and accrued and unpaid dividends, if any, to the Exchange Date.

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of shares of the 9% Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, before any distribution or payment is made to holders of Common Stock or any other stock of the Company ranking junior upon liquidation to the 9% Preferred Stock, liquidating distributions in the amount of $25.00 per share plus all accumulated and unpaid dividends to the date of liquidation. If upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the 9% Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on a parity with the 9% Preferred Stock are insufficient to make the required payment to holders of the 9% Preferred Stock and to the holders of all other series of the then outstanding preferred stock which rank on a parity as to distribution upon liquidation with the 9% Preferred Stock, the Company's assets so available shall be distributed on a pro rata basis among the holders of the respective series of the parity preferred in proportion to the amount payable if the assets had been sufficient. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of the 9% Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation, merger or sale of all or substantially all of the assets of the Company will not be considered a liquidation, dissolution or winding-up for these purposes.

OPTIONAL REDEMPTION

     The 9% Preferred Stock is redeemable in whole or in part, at the sole option of the Company, at the redemption price of $25.00 per share at any time on or after September 30, 1999, plus accumulated and unpaid dividends to the date fixed for redemption, provided, however, the shares of the 9% Preferred Stock are not redeemable on and after September 30, 1999 and prior to September 30, 2000 unless the closing price (as defined in the Certificate of Designation) of the Common Stock has equaled or exceeded 150% of the conversion price then in effect for at least 20 trading days within 30 consecutive trading days ending within five trading days before notice of redemption is mailed.

     Unless full cumulative dividends on all outstanding shares of 9% Preferred Stock and any other preferred stock ranking on a parity with the 9% Preferred Stock have been or contemporaneously are declared and paid for all past dividend periods, the 9% Preferred Stock may not be redeemed and the Company may not purchase or otherwise acquire any shares of the 9% Preferred Stock.

     If less than all the outstanding shares of the 9% Preferred Stock are to be redeemed, the Company will select those to be redeemed by lot or by such other equitable method as the Board of Directors may direct.

     Notice of redemption will be mailed to each holder of the 9% Preferred Stock to be redeemed at the address of such holder shown on the books of the Company not less than 30 days nor more than 60 days prior to the redemption date. If the Company provides monies as specified in such notice for the payment of the redemption price, including any accrued and unpaid dividends to and including the date fixed for redemption, on and after the redemption date, dividends will cease to accumulate on shares of the 9% Preferred Stock called for redemption and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price without interest thereon) will cease.

VOTING RIGHTS


     Except as indicated below or as required by the Delaware General Corporation Law, the holders of the 9% Preferred Stock are not entitled to vote.


     If at any time dividends payable on the 9% Preferred Stock are in arrears and unpaid in an amount equal to or exceeding the amount of dividends payable thereon for six quarterly dividend periods, the holders of the 9% Preferred Stock, voting separately as a class with the holders of any other series of preferred stock of the Company so entitled as provided in the certificate of designation of such series, will have the right to elect two (2) directors of the Company, such directors to be in addition to the number of directors constituting the Board of Directors of the Company immediately prior to the accrual of that right. So long as the Company's Board of Directors is divided into classes, the directors of the Company so elected by the holders of shares of the 9% Preferred Stock and of such other series of preferred stock so entitled will be elected to the classes with the longest remaining terms. Such voting rights will continue for the 9% Preferred Stock until all dividends accumulated and payable on that stock have been paid in full, at which time such voting rights of the holders of the 9% Preferred Stock will terminate, subject to revesting in the event of a subsequent similar arrearage. Upon any termination of such voting right with respect to the 9% Preferred Stock and any other series of preferred stock which may then have such right, subject to the requirements of the Delaware General Corporation Law, the term of office of all the directors so elected by preferred stockholders voting separately as a class will terminate.

     The approval of the holders of at least a majority of the shares of the 9% Preferred Stock then outstanding will be required to amend, alter or repeal any of the provisions of the Restated Certificate of Incorporation or the Certificate of Designation or to authorize any reclassification of the 9% Preferred Stock, in either case so as to affect adversely the preferences, special rights or privileges or voting power of the 9% Preferred Stock, either directly or indirectly. A similar majority vote of the holders of the shares of the 9% Preferred Stock then outstanding is required (a) to authorize or create any class of stock senior to the 9% Preferred Stock as to dividends or distributions upon liquidation or (b) to create, issue or increase the authorized number of shares of any series of the Company's authorized preferred stock ranking senior to the 9% Preferred Stock as to dividends or distributions upon liquidation.

CHANGE IN CONTROL

     The 9% Preferred Stock has special rights that become effective upon the occurrence of certain types of significant transactions affecting corporate control or ownership of the Company.

     The holders of the 9% Preferred Stock shall have the right effective for thirty days following the mailing date of a notice disclosing a Change in Control to require the Company to repurchase all or any part of their shares of 9% Preferred Stock on the date that is no later than 45 days after the date of such repurchase right notice, at a repurchase price equal to $25.00 per share, plus accrued and unpaid dividends to the repurchase date with respect to such shares. The Company may satisfy its repurchase obligations through the issuance of shares of Common Stock (valued at the Market Price of the Common Stock).

     Under the Certificate of Designation, a "Change in Control" means the occurrence of any of the following events after the date of original issuance of the 9% Preferred Stock: (i) any person (including any entity or group deemed to be a "person" under Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) becomes the direct or indirect beneficial owner (as determined in accordance with Rule 13d-3 under the Exchange Act) of shares of the Company's capital stock representing greater than 50% of the total voting power of all shares of capital stock of the Company entitled to vote in the election of Directors under ordinary circumstances or to elect a majority of the Board of Directors of the Company, (ii) the Company sells, transfers or otherwise disposes of all or substantially all of the assets of the Company, (iii) when, during any period of 12 consecutive months after the date of original issuance of the Preferred Stock, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Company then in office (excluding from such calculation any election of directors by holders of the 9% Preferred Stock), or (iv) the date of the consummation of the merger or consolidation of the Company with another corporation where the stockholders of the Company immediately prior to the merger or consolidation, would not beneficially own immediately after the merger or consolidation, shares entitling such stockholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all stockholders of the corporation issuing cash or securities in the merger or consolidation would be entitled in the election of directors, or where members of the Board of Directors of the Company immediately prior to the merger or consolidation, would not immediately after the merger or consolidation, constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or consolidation. See "Description of Capital Stock--Class B Stock" for certain rights of Class B Stockholders.

     As used herein, "Market Price" of a share of the Common Stock will be the average of the Closing Prices of the Common Stock for the ten trading days ending on the last trading day preceding the date of the Change in Control.

REGISTRAR AND TRANSFER AGENT

     Chase Mellon Shareholder Services, L.L.C., is the Registrar and Transfer Agent for the 9% Preferred Stock as well as the Common Stock.

                           DESCRIPTION OF DEBENTURES

     If the Company elects to exchange the 9% Preferred Stock for Debentures, the Company will issue the Debentures under an Indenture (the "Indenture") to be entered into between the Company and Continental Stock Transfer & Trust Company as Trustee (the "Trustee"). The Debentures will be limited to an aggregate principal amount equal to the aggregate liquidation value of the 9% Preferred Stock for which they have been exchanged and will be unsecured, subordinated obligations of the Company. The Debentures will be issued only as fully registered debentures, without coupons, in denominations of $25.00 and integral multiples of $25.00. All Debentures must bear a certificate of authentication executed by the Trustee. The Debentures will be transferable at the office maintained by the Trustee for such purpose, in the Borough of Manhattan, City and State of New York.


     The following is a brief description of the Debentures, which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the proposed Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.


MATURITY AND INTEREST

     The Debentures will mature on September 30, 2006, and will bear interest from date of issue at the rate of 9% per annum, payable semi-annually on March 31 and September 30 of each year commencing the first such date after the date of issue. Interest on the Debentures will be payable to the persons in whose names they are registered at the close of business on the fifteenth day of the same month. The Debentures will be payable both as to principal and interest at an office maintained by the Company or its paying agent under the Indenture for such purpose, in the Borough of Manhattan, City and State of New York, provided that, at the option of the Company, payment of interest may be made by check mailed to the registered Debenture holders entitled thereto at their addresses as they appear on the registry books for the Debentures.

CONVERSION RIGHTS

     The holders of Debentures will be entitled at any time prior to maturity to convert the principal amount into the Common Stock at the conversion rate of $13.65 per share for the 9% Preferred Stock, as adjusted, except that the right to convert Debentures which are called for redemption expires at the close of business on the redemption date unless the Company defaults in the payment of the redemption price, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Debenture is redeemed. In the case of redemption at the option of the holder as a result of a Change in Control, such right will terminate upon receipt by the Company of a written notice of the exercise of such option (unless the Company shall default in making the repurchase payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Debenture is repurchased).

     Holders of Debentures at the close of business on an interest payment record date shall be entitled to receive the interest payable on such shares on the corresponding interest payment date notwithstanding the conversion thereof following the close of business on such interest payment date. However, Debentures surrendered for conversion during the period between the close of business on any interest payment record date and the close of business on the corresponding interest payment date (except Debentures called for redemption on a redemption date) must be accompanied by payment of an amount equal to the interest payment to be received on such interest payment date with respect to such Debenture presented for conversion. Except as provided above, the Company shall make no payment or allowance for unpaid interest on converted Debentures or for dividends on the shares of Common Stock issued upon such conversion.

     No adjustment with respect to interest on Debentures or any dividend on the Common Stock issued upon conversion will be made upon conversion of Debentures.

     No fractional shares will be issued upon conversion and, in lieu thereof, an adjustment in cash will be paid based upon the closing price (as defined in the Indenture) on the last trading day prior to the date of such conversion.

     The conversion rate applicable to the Debentures is subject to adjustment upon the occurrence of certain events, including: (i) the subdivision or combination of outstanding shares of Common Stock; (ii) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (iii) the issuance of rights, options or warrants to holders of Common Stock entitling them to subscribe for or acquire shares of Common Stock (or securities convertible into such shares) at less than the current Market Price per share (as defined in the Indenture) of Common Stock; and (iv) the distribution to holders of Common Stock of evidences of indebtedness or securities or assets (excluding cash dividends payable out of consolidated earnings or retained earnings or dividends payable in shares of Common Stock) or rights, options or warrants to subscribe for securities of the Company or any of its subsidiaries (other than those referred to above). No adjustment of the conversion rate will be required unless it would result in at least a 1% increase or decrease in the conversion rate; however, an adjustment not made is carried forward and taken into account in any subsequent adjustment. Issuances of options and securities convertible into Common Stock are deemed to be issuances of the underlying Common Stock for purposes of adjustments to the conversion price. Whenever the conversion price is adjusted, the Company shall promptly mail to holders of the Debentures a notice of adjustment briefly stating the facts requiring the adjustment and the manner of computing it.

     Subject to the applicable rights of the holders of the Debentures upon a Change in Control, (which has the comparable meaning in the Indenture as in the Certificate of Designation) and subject to the provisions of the Indenture described below under "-- Consolidation, Merger, Conveyance or Transfer", in case of any reclassification or change in the Common Stock (other than a change in par value or a subdivision or combination), any consolidation or merger of the Company with or into any other corporation (other than a merger in which the Company is the surviving corporation), or any sale or transfer of substantially all the assets of the Company, any holder of Debentures will be entitled, after the occurrence of any such event, to receive on conversion the consideration that such holder would have received had he converted immediately prior to the occurrence of such event. If in connection with any such reclassification, consolidation, merger, sale, transfer, or share exchange each holder of shares of Common Stock is entitled to elect to receive either securities, cash or other assets upon completion of such transaction, the Company will provide or cause to be provided to each holder of the Debentures the right to elect to receive the securities, cash or other assets into which the Debentures held by such holder will be convertible after completion of any such transaction on the same terms and subject to the same conditions applicable to holders of the Common Stock (including, without limitation, notice of the right to elect, limitations on the period in which such election will be made and the effect of failing to exercise the election). The above will similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

     The Company will reserve the right to make such adjustments in the conversion rate in addition to those required in the foregoing provisions as it shall determine to be advisable in order that the certain stock-related distributions which may hereafter be made by the Company to its stockholders shall not be taxable to them.


     The Company will reserve and at all times keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Debentures, such number of shares of its duly authorized Common Stock as will from time to time be sufficient to effect the conversion of all outstanding Debentures. Pursuant to the Registration Rights Agreement, the Company is required to file with the Commission, within 120 days from the date of original issuance of the 9% Preferred Stock, a registration statement (the "Shelf Registration Statement") with respect to resales of the 9% Preferred Stock, the Debentures and the underlying shares of Common Stock issuable upon conversion thereof. In addition, the Company is required to use its reasonable best efforts to cause such Shelf Registration Statement to become effective within 180 days from the date of original issuance of the 9% Preferred Stock. See
"-- Registration Rights Agreement."


OPTIONAL REDEMPTION BY THE COMPANY

     The Debentures will be redeemable at the option of the Company, as a whole or from time to time in part, on not less than 30 nor more than 60 days' notice to each holder of the Debentures at the principal amount of the Debentures, on or after September 30, 1999, together with accrued interest to the date fixed for redemption; provided, however, the Debentures may not be redeemed on or after September 30, 1999 and prior to September 30, 2000 unless the closing price (as defined in the Indenture) of the Common Stock has equaled or exceeded 150% of the conversion price then in effect for at least 20 trading days within 30 consecutive trading days ending within five trading days before notice of redemption is mailed.

     If less than all the Debentures will be redeemed, the Trustee shall by lot or pro rata, or such other method as the Trustee shall deem to be substantially equivalent thereto, select in such manner as it shall deem appropriate and fair in its sole discretion the particular Debentures to be redeemed, provided that no Debentures shall be redeemed in part in amounts other than $25.00 or integral multiples thereof.

CHANGE IN CONTROL

     The holders of Debentures have special rights that become effective upon the occurrence of certain types of significant transactions affecting corporate control or ownership of the Company.

     Upon a Change In Control, the holders of the Debentures will have the right, subject to certain conditions and restrictions, to require the Company to repurchase all or any part of their Debentures at a purchase price of the principal amount thereof, plus accrued and unpaid interest, in cash. The Company may satisfy its repurchase obligations through the issuance of shares of Common Stock (valued at the Market Price as above defined, of the Common Stock).

SUBORDINATION

     The indebtedness to be evidenced by the Debentures will be subordinated as summarized below to all Senior Indebtedness. Senior Indebtedness is defined in the Indenture as the principal of, premium, if any, and interest on (a) any and all other indebtedness and obligations of the Company (including indebtedness of others guaranteed by the Company) other than the Debentures, whether or not contingent and whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which (i) is for money borrowed; (ii) is evidenced by any bond, note, debenture or similar instrument; (iii) represents the unpaid balance on the purchase price of any property, business, or asset of any kind;
(iv) is an obligation of the Company as lessee under any and all leases of property, equipment or other assets required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; (v) is a reimbursement obligation of the Company with respect to letters of credit; (vi) is an obligation of the Company with respect to interest swap obligations and foreign exchange agreements or (vii) is an obligation of others secured by a lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of the Company are subject, whether or not the obligations secured thereby shall have been assumed by the Company or shall otherwise be the Company's legal liability, and (b) any deferrals, amendments, renewals, extensions, modifications and refundings of any indebtedness or obligations of the types referred to above; provided that Senior Indebtedness shall not include (i) the Debentures; (ii) any indebtedness or obligation of the Company which, by its terms or the terms of the instrument creating or evidencing it, is both subordinated to any other indebtedness or obligations of the Company and is not superior in right of payment to the Debentures; (iii) any indebtedness or obligation of the Company to any of its subsidiaries and (iv) any indebtedness or obligation which is both incurred by the Company in connection with the purchase of assets, materials or services in the ordinary course of business and constitutes an unsecured trade payable.


     As of December 31, 1996, the Company had approximately $28,800,000 of indebtedness which would have qualified as Senior Indebtedness under the Indenture had the Indenture been executed as of such date. It is likely, however, that the Company will incur other Senior Indebtedness from time to time in the future. The Indenture will not prohibit or limit the incurrence of such additional indebtedness.


     No payment may be made by the Company with respect to the principal of or premium, if any, or interest on the Debentures if (i) there shall be a failure in the payment of principal of or premium, if any, or interest on any Senior Indebtedness which has matured (whether by acceleration or otherwise) or (ii) there shall be any other event of default with respect to any Senior Indebtedness, as such event of default is defined therein, as a result of which payment of such Senior Indebtedness has been declared to be due and payable or required to be prepaid prior to the stated maturity thereof, unless, and until, such event of default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded or annulled. In the event of any payment or distribution of assets of the Company upon dissolution, winding-up, liquidation or reorganization of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all principal, and interest before the holders of the Debentures will be entitled to receive any payment on account of principal or interest. By reason of the subordination provisions described herein, the holders of Senior Indebtedness and general creditors may receive more, ratably, than the holders of Debentures.

EVENTS OF DEFAULT; RIGHTS ON DEFAULT


     The following will be "Events of Default" under the Indenture: failure to pay interest on the Debentures when due for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; failure to pay principal of any Debentures when such amounts become due and payable, whether or not such payment is prohibited by the subordination provisions of the Indenture; failure on the part of the Company to observe any of its other covenants under the Indenture for a period of 60 days after notice from the Trustee or holders of at least 25% in aggregate principal amount of the Debentures; and certain events of bankruptcy, insolvency, or reorganization of the Company.


     The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default, give to the Debentureholders notice of all uncured defaults known to it, provided that, except in the case of default in the payment of the principal of or interest on any of the Debentures the Trustee shall be protected in withholding such notice if in good faith it determines that the withholding of such notice is in the interests of the Debentureholders.

     The Company will be required, pursuant to the terms of the Indenture, to furnish to the Trustee within 120 days after the close of each fiscal year a statement of certain officers of the Company to the effect that they have reviewed the activities of the Company and its performance under the Indenture and that, to the best of their knowledge, no default has occurred (or, if one has occurred, specifying its nature and status).

     The Indenture will provide that during the continuance of any Event of Default (other than in an Event of Default resulting from bankruptcy, insolvency or reorganization), either the Trustee or the holders of not less than 25% of the Debentures then outstanding may declare the principal of all the Debentures, plus accrued interest, immediately due and payable by written notice to the Company (and to the Trustee, if given by the Debentureholders). In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, such amounts shall be due and payable without any declaration of any act on the part of the Trustee or the holders of the Debentures. Such declaration and its consequences may be rescinded and annulled in certain circumstances by the holders of a majority in aggregate principal amount of the outstanding Debentures except a default in the payment of principal, or interest on, any Debenture or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debenture. The holders of a majority in aggregate principal amount of the outstanding Debentures will also have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust power conferred on the Trustee, except as otherwise provided in the Indenture.

     The Indenture will provide that in case an Event of Default shall occur (which shall not have been cured or waived) the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Debentureholders, unless they shall have offered to the Trustee reasonable security or indemnity. Except as specifically provided in the Indenture, nothing therein will relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct.

     Except to enforce the right to receive payments when due of principal, premium, if any, and interest, no holder of any Debenture will have the right to institute suit to enforce the Indenture unless (1) he has given notice of the default to the Trustee, (2) the holders of at lease 25% in aggregate principal amount of the Debentures outstanding have requested the Trustee to institute suit and have offered to provide the Trustee with reasonable indemnity against liability in connection with such suit, and (3) the Trustee has failed to institute such suit for 60 days after receipt of such request and offer of indemnity.

     The Indenture will provide that the right of each holder of the Debentures to enforce his rights to receive payment of principal of and interest on the Debentures held by him or to convert such Debentures in accordance with the provisions of the Indenture will not be impaired without his consent.

SATISFACTION AND DISCHARGE

     The Indenture must be fully satisfied on the final maturity date (or date of full redemption) by the Company's deposit with the Trustee of sufficient funds to pay the principal and interest due or to become due on the Debentures to maturity or redemption and all other sums payable pursuant to the terms of the Indenture, after complying with certain other procedures set forth in the Indenture. The Indenture may be satisfied prior to maturity by the Company's delivery to the Trustee of all of the outstanding Debentures for cancellation and paying all sums required to be paid pursuant to the terms of the Indenture.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Company may not consolidate or merge with any corporation or convey or transfer its properties and assets substantially as an entirety to any person unless (a)(i) the Company is the surviving corporation following such merger or (ii) the corporation (if other than the Company) formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer the properties and assets of the Company is organized under the laws of the United States or any state thereof or the District of Columbia, and assumes all obligations of the Company under the Indenture and the Debentures; (b) immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and (c) certain officer's certificates and legal opinions are obtained.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the obligations of the Company and the rights of the Debentureholders may be modified only with the consent of the Company and of the holders of not less than a majority in principal amount of the Debentures at the time outstanding; provided, however, that, without the consent of the holder of each Debenture so affected no such modification shall change the stated maturity of any Debenture, or reduce the principal amount thereof or any premium thereon, or reduce the amount or change the time of payment of interest thereon, or change the place or currency of payment, or impair the right of any Debentureholder to institute suit or the enforcement of any such payment when due, or change the conversion or subordination provisions of the Indenture in a manner adverse to the Debentureholders, or reduce the aforesaid percentage of Debentures the consent of the holders of which is required for any such modification, or the consent of the holders of which is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture, or modify any of the provisions in the Indenture relating to such modification or the waiver of default except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holders of each Debenture affected thereby. The Company and the Trustee also are permitted to supplement the Indenture without the consent of the Debentureholders for certain limited purposes.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange the Debentures in accordance with the Indenture. The Company may require a holder to, among other things, furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Debenture selected for redemption. Also, the Company is not required to transfer or exchange any Debenture for a period of 15 days before a selection of Debentures is to be redeemed.

     The registered holder of a Debenture may be treated as the owner of it for all purposes.

DELIVERY AND FORM

     The Debentures to be issued upon exchange of the 9% Preferred Stock as set forth herein will be issued in registered form. Transfers of Debentures must be made in accordance with the terms of the Indenture.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict or resign.

                         REGISTRATION RIGHTS AGREEMENT


     On September 30, 1996, the Company and the initial investors entered into the Registration Rights Agreement providing for the registration of the resales of the Restricted Securities (as defined below).

     Pursuant to the Registration Rights Agreement entered into between the Company and the initial investors, the Company is required to file with the Commission, within 120 days after the date of original issuance of the 9% Preferred Stock, a Shelf Registration Statement to register the resales of the Restricted Securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company is required to use its reasonable best efforts to cause the Shelf Registration Statement to become effective within 180 days from the date of original issuance of the 9% Preferred Stock and to keep such Shelf Registration Statement effective until the third anniversary of the date of original issuance of the 9% Preferred Stock unless the three year holding period under Rule 144(k) is shortened (effective April 29, 1997 it has been shortened to two years) and the Company shall use its reasonable best efforts to keep such Shelf Registration Statement effective until the expiration of such shortened holding period under Rule 144(k). For purposes of the foregoing, "Restricted Securities" means each share of the 9% Preferred Stock, each Debenture, or each underlying share of Common Stock, as applicable, until the date on which such share of 9% Preferred Stock, Debenture or underlying share of Common Stock, as applicable, has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, the date on which such share of 9% Preferred Stock, Debenture or underlying share of Common Stock, as applicable, is distributed to the public pursuant to Rule 144 or the date on which such share of 9% Preferred Stock, Debenture or underlying share of Common Stock, as applicable, may be sold or transferred pursuant to Rule 144(k) (or any similar provisions then in force).


     Holders of the 9% Preferred Stock, Debentures and Common Stock will be required to make certain representations to the Company (as described in the Registration Rights Agreement) and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their 9% Preferred Stock, Debentures and Common Stock included in the Shelf Registration Statement. The Company has agreed to use its reasonable best efforts to file on a timely basis all such reports required to be filed under the Exchange Act as, and endeavor in good faith to take such other actions as are reasonably necessary to enable any beneficial owner of 9% Preferred Stock, Debentures or shares of Common Stock issuable upon conversion thereof to sell Restricted Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144, as such rule may be amended from time to time, (ii) Rule 144A, as such rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the Commission.

                          DESCRIPTION OF CAPITAL STOCK

     The current authorized capital of the Company consists of 35,000,000 shares of Common Stock, par value $.10 per share, 35,000,000 shares of Class B Stock, par value $.10 per share and 3,000,000 shares of Preferred Stock, par value $1.00 per share.

     The Board of Directors is authorized, pursuant to the Company's Restated Certificate of Incorporation, to provide for the issue of the shares of Preferred Stock in one or more series with such rights as the Board of Directors may determine.

COMMON STOCK

     The holders of shares of Common Stock of GDC are entitled to one vote per share on all matters submitted to stockholders. They are also entitled to vote separately as a class (as are the holders of shares of the Class B Stock described below) on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Common Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Common Stock will be paid if, and when, declared. However, if a cash dividend is paid in respect of the Common Stock, a cash dividend must also be paid on the Class B Stock in an amount per share of Class B Stock equal to 90% of the amount of the cash dividends paid on each share of the Common Stock. Otherwise, however, the Common Stock and the Class B Stock rank equally as to dividends.

     The Company has never paid cash dividends on the Common Stock and Class B Stock and cash dividends (except as provided for by the amendment to such agreement allowing payment of dividends on the 9% Preferred Stock) are not permitted by the Company's revolving credit and security agreement. Stock dividends on and stock splits of Common Stock will only be payable or made in shares of Common Stock.

     Upon liquidation, dissolution or winding up of the affairs of the Company, the holders of the Common Stock ratably with the holders of the Class B Stock (which are considered for this purpose one class) are entitled to receive the entire net assets of the Company remaining after payment of all debts and other claims of creditors and after the holders of each series of preferred stock, if any, have been paid the preferred liquidating distribution on their shares, if any, as fixed by the Board of Directors of GDC. The Common Stock is not convertible into shares of any other equity security of the Company.

     The Common Stock is freely transferable.

CLASS B STOCK

     The holders of shares of Class B Stock of GDC are entitled to one vote per share on all matters submitted to stockholders except that they are entitled to ten votes per share on the election of directors under certain circumstances. They are also entitled to vote separately as a class (as are the holders of shares of Common Stock) on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Class B Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Class B Stock will be paid only as and when dividends on the Common Stock are declared and paid. Moreover, if a cash dividend is paid in respect of the Common Stock, a cash dividend must also be paid on the Class B Stock in an amount per share of Class B Stock equal to 90% of the amount of the cash dividends paid on each share of Common Stock. Otherwise, however, the Common Stock and the Class B Stock rank equally as to dividends. Stock dividends on and stock splits of Class B Stock will only be payable or made in shares of Class B Stock.

     In the event of liquidation or insolvency, each share of Class B Stock will be entitled to share ratably with the Common Stock in the assets remaining after payment of all debts and other claims of creditors, subject to the rights of any preferred stock issued in connection with the Offering or which may be issued in the future.

     Holders of Class B Stock may elect at any time to convert any of or all such shares to shares of the Common Stock on a share-for-share basis. In the event that the number of outstanding shares of Class B Stock falls below 5% of the aggregate number of issued and outstanding shares of Common Stock and Class B Stock, or the Board of Directors and holders of a majority of the outstanding shares of Class B Stock approve the conversion of the Class B Stock into Common Stock, then the Class B Stock will automatically be converted into shares of Common Stock. In the event of such conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent the number of shares of Common Stock corresponding to the number of shares of Class B Stock thus converted.

     The Class B Stock is not transferable except to certain family members and related entities of the holder thereof.

SPECIAL VOTING REQUIREMENTS

     The Company's Restated Certificate of Incorporation contains a provision requiring a two-thirds vote on any merger or consolidation or any sale or other disposition of all or substantially all the Company's assets. It also contains a "fair price" provision requiring all stockholders to receive equal treatment in the event of a takeover which may be coercive. This "fair price" provision may not be amended except by a four-fifths vote of the stockholders and may be considered to have the effect of discouraging tender offers, takeover attempts, acquisitions or business combinations involving the Company. That provision also requires that business combinations involving the Company and certain "Acquiring Persons" (defined to include any person or entity which directly or indirectly owns or controls at least 5% of the voting stock of the Company) be approved by the holders of four-fifths of the Company's outstanding shares entitled to vote (other than shares held by an Acquiring Person with which or by or on whose behalf a business combination is proposed) unless such business combination either:

          (1) has been authorized by the Board of Directors of GDC prior to the time that the Acquiring Person involved in such business combination became an Acquiring Person; or

          (2) will result in the receipt by the other stockholders of the Company of a specified minimum amount and form of payment for their shares.

ANTI-TAKEOVER STATUTE

     Section 203 of the Delaware General Corporation Law ("DGCL") is applicable to corporate takeovers in Delaware. Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 3/4% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. The Certificate of Incorporation and the By-laws do not exclude GDC from the restrictions imposed under Section 203 of the DGCL.

PREFERRED STOCK

     Preferred stock, including the 9% Preferred Stock, may be issued in one or more series from time to time by action of the Board of Directors of GDC. The shares of any series of preferred stock may be convertible into Common Stock, may have priority over the Common Stock and Class B Stock in the payment of dividends and as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Company and may have preferential or other voting rights, in each case, to the extent, if any, determined by the Board of Directors of the Company at the time it creates the series of preferred stock. There currently are no shares of preferred stock outstanding other than shares of the 9% Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material federal income tax consequences to purchasing, acquiring and owning, the 9% Preferred Stock, the Debentures and the Common Stock. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and rulings by the Internal Revenue Service (the "IRS") now in effect, all of which are subject to change. The summary assumes that 9% Preferred Stock and Debentures will be held as "capital assets" as defined in the Code. The summary does not address: (1) tax consequences to any holder of the 9% Preferred Stock, Debentures or Common Stock under any federal tax laws (including, without limitation, estate and gift tax laws) other than income tax laws or under any foreign, state or local tax laws of any type; (2) special rules pertaining to integrated transactions of which the ownership of the 9% Preferred Stock, Debentures or Common stock is a part, such as hedging, conversion or straddle transactions; (3) tax consequences to subsequent holders of 9%

Preferred Stock, Debentures or Common Stock; or (4) tax consequences that result from the tax status or particular circumstances of the holder. Thus, for example, the summary does not discuss the treatment of holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, corporations subject to the alternative minimum tax, and tax-exempt entities. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF THE 9% PREFERRED STOCK, DEBENTURES OR COMMON STOCK IN LIGHT OF THEIR PERSONAL INVESTMENT CIRCUMSTANCES, AND THE CONSEQUENCES UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DIVIDENDS ON 9% PREFERRED STOCK

     Distributions with respect to the 9% Preferred Stock will constitute dividends to the extent that the Company has current or accumulated earnings and profits for federal income tax purposes. Dividends paid to corporations will generally be eligible for the dividends received deduction under section 243 of the Code, subject to applicable limitations contained under the Code.

     In general, the dividends received deduction is available only if the 9% Preferred Stock in respect of which the dividends are paid is held for at least 46 days, or at least 91 days in the case of a dividend attributable to a period or periods aggregating more than 366 days. A taxpayer's holding period for these purposes is reduced by periods during which the taxpayer's risk of loss with respect to the stock is considered diminished by reason of the existence of options, contracts to sell or other similar transactions. The dividends received deduction will also not be available if the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. The dividends received deduction will be limited to specified percentages of the holder's taxable income and may be reduced or eliminated if the holder has indebtedness "directly attributable to its investment" in the stock. Prospective corporate purchasers of 9% Preferred Stock should consult their own tax advisors to determine whether these limitations might apply to them.

     If distributions with respect to the shares of 9% Preferred Stock exceed the Company's current and accumulated earnings and profits, the excess will be applied against and reduce (but not below zero) the holder's tax basis in the 9% Preferred Stock. Any amount in excess of the amount of the dividend and the amount applied against basis will be treated as capital gain, which will be long-term if the holder's holding period for the 9% Preferred Stock exceeds one year.

     No assurance can be given that the Company will have current earnings and profits in any period. As a result, no assurance can be given that any distribution on the 9% Preferred Stock will be treated as a dividend for which the dividends received deduction will be available.

     Legislation recently proposed by the Clinton administration, if enacted, would reduce the inter-corporate dividends received deduction (currently 70 percent for corporations owning less than 20 percent of the distributing corporation) to 50 percent. In addition, the 46 day (or 91 day) holding period would have to be satisfied during the period beginning 45 (or 90) days before the ex-dividend date and ending 45 (or 90) days thereafter.

EXTRAORDINARY DIVIDENDS

     If a corporate holder of preferred stock receives an "extraordinary dividend" from the Company with respect to stock which it has not held for two years on the dividend announcement date, the basis of the preferred stock will be reduced (but not below zero) by the portion of the dividend which is not taxed because of the dividends received deduction. If, because of the limitation on reducing basis below zero, any amount of the non-taxed portion of an extraordinary dividend has not been applied to reduce basis, such amount will be treated as gain from the sale or exchange of stock when such stock is disposed of. An "extraordinary dividend" on the 9% Preferred Stock would include (i) a dividend which equals or exceeds 5% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a period of 85 consecutive days as one dividend, or (ii) all dividends on such stock received by such holder if the aggregate amount of such dividends having ex-dividend dates within a period of 365 consecutive days exceeds 20% of the holder's adjusted tax basis in the stock. A holder may elect to use the market value of the stock rather than its adjusted basis for purposes of applying the 5% or 20% limitation if the holder is able to establish such fair market value to the satisfaction of the IRS. An "extraordinary dividend" would also include any amount treated as a dividend in the case of a redemption of the 9% Preferred Stock that is non-pro rata as to all shareholders, without regard to the period the holder held the stock.

     Special rules apply with respect to "qualified preferred dividends." A qualified preferred dividend is a fixed dividend payable with respect to preferred stock which (i) provides for fixed preferred dividends payable no less often than annually and (ii) is not in arrears as to dividends when acquired, provided the actual rate of return on such stock, as determined under section 1059(e)(3) of the Code, does not exceed 15%. When the qualified preferred dividend exceeds the 5% or 20% limitation described above, the extraordinary dividend rules will not apply if the taxpayer holds the stock for more than five years. If the taxpayer disposes of the stock before it has been held for more than five years, the aggregate reduction in basis will not exceed the excess of the qualified preferred dividends paid on such stock during the period held by the taxpayer over the qualified preferred dividends which would have been paid during such period on the basis of the stated rate of return as determined under section 1059(e)(3) of the Code. The length of time that a taxpayer is deemed to have held stock for this purpose is determined under principles similar to those applicable for purposes of the dividends received deduction discussed above.

     Recently proposed legislation, if enacted, would amend section 1059 of the Code in certain respects, which would require immediate gain recognition whenever the basis of the preferred stock with respect to which such extraordinary dividend was received would otherwise be reduced below zero.

SALE OR REDEMPTION FOR CASH

     A sale of preferred stock generally will give rise to gain or loss to the holder measured by the difference between the amount realized on such sale and the holder's tax basis in the shares sold. In general, a holder who sells preferred stock after the record date for a dividend distribution will be treated as the recipient of the dividend income.

     A redemption of shares of the 9% Preferred Stock by the Company for cash will be a taxable event. A redemption of the 9% Preferred Stock for cash will be treated under section 302 of the Code as a distribution taxable as a dividend to redeeming holders to the extent of the Company's current or accumulated earnings and profits unless the redemption: (i) results in a "complete termination" of the holder's interest in the Company (within the meaning of section 302(b)(3) of the Code); (ii) is "substantially disproportionate" with respect to the holder under section 302(b)(2) of the Code; or (iii) is "not essentially equivalent to a dividend" (within the meaning of section 302(b)(1) of the Code). In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in section 318 of the Code, as well as shares actually owned, will be taken into account. If any of the foregoing tests are met, the redemption of shares of the 9% Preferred Stock for cash will result in taxable gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the redeemed shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period for the redeemed shares exceeds one year.

     If a redemption of the 9% Preferred Stock is treated as a distribution that is taxable as a dividend, the holder will be taxed on the payment received in the same manner as described above under "-- Dividends on 9% Preferred Stock," and the holder's tax basis in the redeemed 9% Preferred Stock will be transferred to any remaining shares held by such holder in the Company. If the holder does not retain any stock ownership in the Company, then such holder may lose such basis completely. Any redemption of the 9% Preferred Stock that is treated as a dividend and that is non-pro rata as to all stockholders may be subject to the "extraordinary dividend" provisions of section 1059 of the Code applicable to certain corporate holders as discussed above. See "-- Dividends on 9% Preferred Stock."

     Recently proposed legislation, if enacted, would require a corporate shareholder to recognize gain immediately with respect to any redemption treated as a dividend when the nontaxed portion of the dividend exceeds the basis of the shares surrendered, if the sale or redemption is treated as a dividend due to options being counted as stock ownership.

CLASSIFICATION OF THE DEBENTURES

     Although the characterization of an instrument as debt or equity must be based on all facts and circumstances, which, in the case of the Debentures (which will be issued no earlier than September 30, 1998), cannot presently be known, the Company anticipates that the Debentures will be treated as debt for federal income tax purposes. Accordingly, the remainder of this discussion assumes that the Company will so treat the Debentures and that such treatment will be respected.

EXCHANGE FOR DEBENTURES

     An exchange of shares of the 9% Preferred Stock for Debentures would also be subject to the rules of section 302 of the Code described above. Since a holder of Debentures will be treated under the constructive ownership rules as owning the Common Stock into which the Debentures are convertible, the exchange by itself would not qualify under the "complete termination" test described above. The "not essentially equivalent to a dividend" or "substantially disproportionate" tests could be met only if the exchange were regarded as resulting in a reduction in the holder's proportionate interest in the Company. If none of these tests is met, the fair market value of the Debentures received upon the exchange will be taxable as a dividend to the extent of the Company's current or accumulated earnings and profits (although such treatment would be changed for corporations under pending legislation described above). Prospective purchasers should consult their own tax advisors regarding satisfaction of the Code section 302 tests in their particular circumstances, including the possibility that a sale of a part of the holder's 9% Preferred Stock or the Debentures received might be regarded as reducing the holder's interest in the Company, thereby satisfying one of the tests under section 302(b) of the Code. If one of such tests is satisfied, the shareholder will recognize capital gain or loss on the exchange (and, in addition, a holder who exchanges the 9% Preferred Stock after the record date for a dividend distribution will be treated as the recipient of the dividend income). For purpose of determining the amount of gain or loss, the amount realized in the exchange attributable to the Debenture will be the issue price of the Debenture as determined for original issue discount purposes. See "Original Issue Discount" below. Such gain or loss will be long-term capital gain or loss if the holder's holding period for the 9% Preferred Stock exceeds one year. The installment method will not be available for reporting such gain in the event that either the 9% Preferred Stock or the Debentures are traded or readily tradable on an established securities market.

     If the redemption does not satisfy the tests of section 302(b) of the Code and the fair market value of the Debentures exceeds the Company's current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of the holder's tax basis in the 9% Preferred Stock. Any amount in excess of the amount of the dividend and the return of capital will be treated as capital gain, which will be long-term if the holding period of the 9% Preferred Stock exceeds one year. If the holder retains any stock in the Company, the remaining tax basis in the 9% Preferred Stock will be transferred to the retained stock. Holders who retain no actual stock ownership in the Company should consult their own tax advisors regarding whether their tax basis in the 9% Preferred Stock will be preserved indirectly (for example, by being added to the exchanging shareholder's tax basis) in the Debentures or lost entirely. As noted above, an "extraordinary dividend" includes any redemption of stock that is treated as a dividend and that is non-pro rata as to all stockholders, irrespective of the holding period. Consequently, an exchange of 9% Preferred Stock for Debentures that is treated as a dividend may constitute an extraordinary dividend.

     The Debentures for which the 9% Preferred Stock may be exchanged will be issuable only in denominations of $25.00 and integral multiples thereof. See "Description of the 9% Preferred Stock -- Exchange Provisions." Accordingly, a holder exchanging 9% Preferred Stock for Debentures will receive cash (rather than Debentures) to the extent that, absent the foregoing rule, the exchange would result in the receipt of an amount of Debentures that is not an integral multiple of $25.00. Any 9% Preferred Stock for which cash is received in an exchange for Debentures under this rule will be treated as redeemed for cash, with the results described above under "-- Sale or Redemption for Cash."

STATED INTEREST

     Stated interest on the Debentures will be includable in income in accordance with the holder's method of accounting.

ORIGINAL ISSUE DISCOUNT

     If the 9% Preferred Stock is exchanged for Debentures having a stated redemption price at maturity that exceeds their issue price by an amount equal to or greater than one-fourth of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, the Debentures will be treated as having original issue discount ("OID") equal to the entire amount of such excess. In the event that, at any time during the 60-day period ending 30 days after the issue date, the Debentures are traded on an established securities market, the issue price of the Debentures will be their fair market value as determined as of the issue date. If the Debentures are not traded on an established securities market during the above-described 60-day period, but the 9% Preferred Stock is so traded, the issue price of the Debentures will be the fair market value of the 9% Preferred Stock as of the issue date. In the event that neither the 9% Preferred Stock nor the Debentures are traded on an established securities market within the above-described 60-day period, the issue price of the Debentures will be their stated principal amount, unless (i) the Debentures do not bear "adequate stated interest" within the meaning of section 1274 of the Code, in which case the issue price will be equal to their "imputed principal amount" as determined under section 1274 of the Code or (ii) the Debentures are issued in a so-called "potentially abusive situation," as defined in the regulations under section 1274 of the Code (including a situation involving a recent sales transaction), in which case the issue price of the Debentures will be the fair market value of the 9% Preferred Stock surrendered in exchange therefor.

     If the Debentures are treated as having OID, a holder of a Debenture would generally be required to include in gross income (irrespective of its method of accounting) a portion of the OID for each year during which it holds the Debenture, even though the cash to which such income is attributable would not be received until a later period. The amount of any OID included in income for each year would be calculated under a constant-yield-to-maturity formula that would result in the allocation of less OID to the early years of the term of the Debentures and more OID to later years. In determining the yield and maturity of a debt instrument which contains a call option, such as the Debentures, the Company would be deemed to exercise the call option in a manner that minimizes the yield on the debt instrument.

     If a Debenture is issued with a yield to maturity at least 5 percentage points above the applicable federal rate in effect for the month in which it is issued and with "significant original issue discount" (within the meaning of section 163(i)(2) of the Code), the Debenture would generally be subject to the "high yield discount obligations" rules under section 163(e)(5)(C) of the Code. In such a case, the Company would not be entitled to a deduction with respect to a certain portion of the original issue discount (the "Disqualified Portion" within the meaning of section 163(e)(5)(C) of the Code) and the remainder of the OID would not be deductible by the Company until paid. In addition, the Disqualified Portion of the OID would be treated as a distribution with respect to the stock of the Company and the rules applicable to distributions with respect to the 9% Preferred Stock would apply.

BOND PREMIUM ON DEBENTURES

     If the Debentures are acquired in an exchange for the 9% Preferred Stock at a time when the issue price of the Debentures exceeds the amount payable at the maturity (or earlier call date, if appropriate) of the Debentures, such excess (excluding the amount thereof attributable to the conversion feature) will be deductible by the holder of such Debentures as amortizable bond premium over the term of the Debentures (taking into account earlier call dates, as appropriate), under a constant-yield-to-maturity formula, if an election by the taxpayer under section 171 of the Code is in effect or is made. Such election would apply to all obligations owned or subsequently acquired by the taxpayer. Except as may otherwise be provided in future regulations, the amortizable bond premium will be treated as an offset to interest income on the Debentures rather than as a separate deduction item.

MARKET DISCOUNT ON RESALE OF DEBENTURES

     The market discount provisions of sections 1276 through 1278 of the Code may adversely affect a disposition (including a redemption or retirement) of the Debentures. If a holder acquires (other than at original issue) a Debenture at a market discount which equals or exceeds one-fourth of l% of the stated redemption price at maturity times the number of remaining complete years to maturity and thereafter recognizes gain upon a disposition of the Debenture, the lesser of (i) such gain, or (ii) the portion of the market discount which accrued while the Debenture was held by such holder, will be treated as ordinary income (and not as capital gain) at the time of the disposition. For these purposes, market discount equals the excess of the stated redemption price at maturity (or, if the Debenture is issued with original issue discount, its revised issue price as defined in the Code) over the adjusted tax basis of the Debenture in the hands of a holder immediately after its acquisition. Market discount would generally accrue on a straight line basis over the term of the Debenture, except that, at the election of the holder, it will accrue on an economic accrual basis. A holder of the Debenture may elect to include any market discount in income currently rather than upon disposition of the Debenture. This election is recoverable only with the consent of the Internal Revenue Service and applies to all market discount bonds acquired by the holder on or after the first day of the taxable year in which the holder makes the election.

     A holder of any Debenture who acquired it at a market discount may be required to defer the deduction of all or a portion of any interest paid or accrued on any indebtedness incurred or continued to purchase or carry the Debenture until the market discount is recognizable upon a subsequent disposition of the Debenture. Such deferral is not required, however, if the holder elects to include accrued market discount in income currently.

REDEMPTION OR SALE OF DEBENTURES

     Generally a redemption or sale of the Debentures will result in taxable gain or loss equal to the difference between the amount of cash and fair market value of other property received and the holder's adjusted tax basis in the Debentures. To the extent that the amount received is attributable to accrued interest, however, that amount will be taxed as ordinary income. The tax basis of a holder who received the Debentures in exchange for shares of 9% Preferred Stock will generally be equal to the fair market value of the Debentures at the time of exchange. Such gain or loss will be capital gain or loss and will be long-term gain or loss if the holder's holding period for the Debentures exceeds one year.

CONVERSION OF THE 9% PREFERRED STOCK OR DEBENTURES INTO COMMON STOCK

     No gain or loss will generally be recognized upon conversion of shares of the 9% Preferred Stock or Debentures into shares of Common Stock, except with respect to any cash paid in lieu of fractional shares of Common Stock. If the conversion takes place when there is a dividend arrearage on the 9% Preferred Stock and the fair market value of the Common Stock exceeds the issue price of the 9% Preferred Stock, a portion of the Common Stock received might be treated as a dividend distribution, taxable as ordinary income. Assuming the conversion is not treated as resulting in the payment of a dividend, the tax basis of the Common Stock received upon conversion will be equal to the tax basis of the shares of the 9% Preferred Stock or the Debentures converted therefor (other than the portion of the tax basis of the 9% Preferred Stock or Debentures attributed to a fractional share of Common Stock for which cash is received by the holder) and the holding period of the Common Stock received upon conversion will include the holding period of the shares of the 9% Preferred Stock or the Debentures converted. The tax basis of any Common Stock treated as a dividend will be equal to its fair market value on the date of the distribution.

ADJUSTMENT OF CONVERSION PRICE

     Holders of convertible preferred stock or convertible debentures may be deemed to have received constructive distributions where the conversion price is adjusted to reflect property distributions with respect to stock into which such preferred stock or debentures are convertible. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the 9% Preferred Stock or Debentures, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the 9% Preferred Stock and the Debentures may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments were made, the holders of 9% Preferred Stock or Debentures might be deemed to have received constructive distributions taxable under the rules described above. Similarly, in certain circumstances, the failure to make appropriate adjustments to the conversion price of the 9% Preferred Stock or the Debentures may be treated as a constructive distribution.

BACKUP WITHHOLDING

     Under the backup withholding provisions of the Code and applicable Treasury regulations, a holder of the 9% Preferred Stock, Debentures or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends or interest paid on, or the proceeds of a sale, exchange or redemption of the 9% Preferred Stock, Debentures or Common Stock, unless such holder (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO FOREIGN HOLDERS

     For purposes of the following discussion, a "United States Alien Holder" is any holder who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership.

     Income received by a United States Alien Holder in the form of dividends on the 9% Preferred Stock or Common Stock or interest on the Debentures will be subject to a United States federal withholding tax at a 30% rate upon the actual payment of the dividends or interest except as described below and except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. However, a United States Alien Holder generally will be taxed in the same manner as a United States corporation or resident with respect to such income if such income is effectively connected with the conduct of a trade or business in the United States. Such effectively connected income received by a United States Alien Holder which is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate.

     Payments of interest on the Debentures received by a United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the holder is not a controlled foreign corporation that is related to the Company through stock ownership, (c) the holder is not party to a conduit financing arrangement involving a person described in (a) or (b) above, and (d) either (1) the beneficial owner of the Debenture, under penalties of perjury, provides the Company or its agent with its name and address and certifies that it is not a United States person or (2) the holder is a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and certifies to the Company or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or another financial institution and furnishes to the Company or its agent a copy thereof.

     A United States Alien Holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of the 9% Preferred Stock, Common Stock, or Debentures unless (i) the holder is an individual who was present in the United States for 183 days or more during the taxable year or (ii) the gain is effectively connected with a United States trade or business of the holder. Upon a redemption of the 9% Preferred Stock for cash or Debentures, the Company may be required to withhold tax on the entire amount of the proceeds at a 30% rate or a lower treaty rate applicable to dividends. In the case of an exchange of the 9% Preferred Stock for Debentures, this requirement would result in a United States Alien Holder receiving a reduced principal amount of Debentures.

     Dividends paid to United States Alien Holders outside the United States that are subject to the withholding tax described above will generally be exempt from United States backup withholding tax and United States information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above. Backup withholding and information reporting generally will not apply to payments of interest outside the United States if the certification described above is received, provided the payor does not have actual knowledge that the holder is a United States person.

     The payment of the proceeds of the sale of the 9% Preferred Stock, Common Stock or Debentures to or through the United States office of a broker will be subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. In the case of the payment of proceeds from the disposition of the 9% Preferred Stock, Common Stock or Debentures through a foreign office of a broker that is a United States person or a "United States related person," information reporting is required on the payment unless the broker has documentary evidence in its files that the owner is a non-United States person and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business. Proposed regulations provide that no backup withholding is required with respect to reportable payments made through foreign offices of a broker that is a United States person or "United States related person" unless the payor has actual knowledge that the payee is a United States person. Any amounts withheld under the backup withholding rules from a payment to a United States Alien Holder will be allowed as a refund or a credit against such United States Alien Holder's United States federal income tax, provided that the required information is furnished to the IRS.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Weisman Celler Spett & Modlin, P.C., New York, New York. Howard S. Modlin, a member of Weisman Celler Spett & Modlin, P.C. is a Director and Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company as of September 30, 1996 and 1995 and for each of the periods in the three year period ended September 30, 1996 incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    5
Risk Factors..........................    7
Use of Proceeds.......................   10
Selected Consolidated Financial and
  Operating Data......................   11
Selling Holders.......................   13
Plan of Distribution..................   15
Description of 9% Preferred Stock.....   15
Description of Debentures.............   20
Registration Rights Agreement.........   25
Description of Capital Stock..........   26
Certain Federal Income Tax
  Considerations......................   28
Legal Matters.........................   35
Experts...............................   35


======================================================

======================================================
                                GENERAL DATACOMM
                                INDUSTRIES, INC.
                        800,000 SHARES OF 9% CUMULATIVE
                            CONVERTIBLE EXCHANGEABLE
                                PREFERRED STOCK
                        $20,000,000 PRINCIPAL AMOUNT OF
                          9% CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2006
                        1,465,201 SHARES OF COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------
                                           1997
             ======================================================

           FORM S-3, PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses which other than the SEC registration fee are estimates payable by the registrant in connection with the sale and distribution of the shares registered hereby including the original private offering.

        SEC registration fee............................................  $  6,060.61
        Placement agent fees and expenses...............................   653,780.00
        Legal and accounting fees and expenses..........................   150,000.00
        Printing expenses...............................................    25,000.00
        Miscellaneous...................................................    15,159.39
                                                                          -----------
                  Total.................................................  $850,000.00

     The Selling Holders will pay any sales commissions or underwriting discounts incurred in connection with the sale of securities registered hereunder.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Article Tenth of the registrant's Restated Certificate of Incorporation filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1988, which is incorporated by reference for information concerning indemnification of directors and officers.
Section 145 of the General Corporation Law of Delaware permits or requires indemnification of officers and directors in the event that certain statutory standards of conduct are met. However, reference is made to Item 9(d) with respect to indemnification for liabilities arising under the Securities Act.

     Under an insurance policy with The Chubb Group of Companies, the directors and certain officers of the undersigned registrant and its subsidiaries are indemnified against certain losses arising from certain claims which may be made against such persons, by reason of their being such directors or officers.

ITEM 16.  EXHIBITS


  *3.1    Restated Certificate of Incorporation of the Corporation
          (Incorporated by reference from Form 10-Q for quarter ended June
          30, 1988, Exhibit 3.1. Amendments thereto are filed as Exhibit 3.1 to Form 10-Q for quarter ended March 3l, 1990.)
  *3.2    Amended and Restated By-laws of the Corporation (Incorporated by reference from Exhibit 3.2 to Form 10-K for year ended September
          30, 1987.)
  *4.1    Certificate of the Powers, Designation, Preferences, Rights and
          Limitations of 9% Cumulative Convertible Exchangeable Preferred
          Stock. (Incorporated by reference from Form 8-K dated October 8,
          1996, Exhibit 4)
  *4.2    Form of Indenture.
   *5.    Opinion of Weisman Celler Spett & Modlin, P.C.
 *10.1    Registration Rights Agreement
  *12.    Statement of Computation of Ratio of Earnings to Fixed Charges and
          Ratio of Earnings to Combined Fixed Charges and Preferred Stock
          Dividends.
   24.    Consent
          (a) Coopers & Lybrand L.L.P.
          *(b) Weisman Celler Spett & Modlin, P.C. (contained in Exhibit 5)
  *25.    Statement of Eligibility of Trustee.


---------------

*  previously filed

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement, provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13 or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of March 1997.


                                          GENERAL DATACOMM INDUSTRIES, INC.

                                          By:     /s/ CHARLES P. JOHNSON

                                            ------------------------------------
                                            Charles P. Johnson, Chairman of the
                                              Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                 TITLE                         DATE
-----------------------------------    -------------------------------------    ---------------

/s/ CHARLES P. JOHNSON                 Chairman of Board and Chief Executive     March 20, 1997
-----------------------------------    Officer
Charles P. Johnson
/s/ WILLIAM S. LAWRENCE                Senior Vice President-Finance and         March 20, 1997
-----------------------------------    Chief Financial Officer
William S. Lawrence

/s/ WILLIAM G. HENRY                   Vice President and Corporate              March 20, 1997
-----------------------------------    Controller
William G. Henry

/s/ HOWARD S. MODLIN                   Director                                  March 20, 1997
-----------------------------------
Howard S. Modlin

/s/ FREDERICK R. CRONIN                Director                                  March 20, 1997
-----------------------------------
Frederick R. Cronin

                                       Director                                  March   , 1997
-----------------------------------
Lee M. Paschall

                                       Director                                  March   , 1997
-----------------------------------
John L. Segall

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                   DESCRIPTION                                 PAGE
-----------  -----------------------------------------------------------------------  ------
   *3.1      Restated Certificate of Incorporation of the Corporation (Incorporated
             by reference from Form 10-Q for quarter ended June 30, 1988, Exhibit
             3.1. Amendments thereto are filed as Exhibit 3.1 to Form 10-Q for quarter ended March 3l, 1990.)
   *3.2      Amended and Restated By-laws of the Corporation (Incorporated by reference from Exhibit 3.2 to Form 10-K for year ended September 30,
             1987.)
   *4.1      Certificate of the Powers, Designation, Preferences, Rights and
             Limitations of 9% Cumulative Convertible Exchangeable Preferred Stock.
             (Incorporated by reference from Form 8-K dated October 8, 1996, Exhibit
             4)
   *4.2      Form of Indenture.
   *5.       Opinion of Weisman Celler Spett & Modlin, P.C.
  *10.1      Registration Rights Agreement
  *12.       Statement of Computation of Ratio of Earnings to Fixed Charges and
             Ratio of Earnings to Combined Fixed Charges and Preferred Stock
             Dividends.
   24.       Consent
             (a) Coopers & Lybrand L.L.P.
             *(b) Weisman Celler Spett & Modlin, P.C. (contained in Exhibit 5)
  *25.       Statement of Eligibility of Trustee.


---------------

*  previously filed